PACIFIC HEALTH CARE ORGANIZATION, INC.
                                 21 Toulon
                      Newport Beach, California 92660

                             November 17, 2006



Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Washington, D.C. 20549


     Re:  Pacific Health Care Organization, Inc.
          Form 10-KSB/A for the Fiscal Year Ended December 31, 2005 Filed on May 17, 2002
          Form 10-QSB for the Quarter Ended June 30, 2006
          Filed on August 14, 2006
          File No.: 000-50009

Dear Mr. Rosenberg:

     In connection with the Company's responses to comments raised by the staff at the Securities and Exchange Commission in your letter dated October 23, 2006, the Company acknowledges that:

     - it is responsible for the adequacy and accuracy of the disclosure in its filings;

     - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     - it may not assert staff comments as a defense in a proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions or require additional information, please contact me directly.



                                   Sincerely,
                                   Tom Kubota
                                   President